Exhibit 99.11

SANDSPRING RESOURCES LTD.

Management’s Discussion and Analysis
Three Months Ended March 31, 2011

Prepared by:
Sandspring Resources Ltd.
8000 S. Chester St. Suite 375
Centennial, Colorado, USA
www.sandspringresources.com

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Sandspring Resources Ltd. (the “Company” or “Sandspring”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three months ended March 31, 2011.  References to “Sandspring” in the MD&A refer to the Company and its subsidiaries taken as a whole.  This discussion is dated June 28, 2011, unless otherwise indicated and should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandspring for the three months ended March 31, 2011, and the related notes thereto.  This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations.  Results are reported in Canadian dollars, unless otherwise noted.

As of January 1, 2011, Sandspring has adopted International Financial Reporting Standards (“IFRS”) as its financial reporting framework, with a transition date of January 1, 2010.  The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2011 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with IFRS.  Transition as at January 1, 2010 required restatement of Sandspring’s 2010 financial information from its original Canadian generally accepted accounting principles (“Canadian GAAP” or “CGAAP”) basis to the IFRS basis such that the comparatives presented in the financial statements and the MD&A of the first quarter of 2010 and future periods are on an IFRS basis.  Information presented in the MD&A prior to 2010 has not been restated as indicated.  Readers of the MD&A should refer to “Change in Accounting Policies” below for a discussion of IFRS and its impact on the Company’s financial presentation, as well as note 15 of the March 31, 2011 condensed consolidated interim financial statements.

Further information about the Company and its operations is available on Sandspring’s website at www.sandspringresources.com or on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The Company’s outstanding common shares (the “Common Shares”) are listed on the TSX Venture Exchange (the “TSXV”) under the symbol “SSP”.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements").  These statements relate to future events or the Company’s future performance.  All statements other than statements of historical fact are forward-looking statements.  Often, but  not  always,  forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled",  "estimates",  "continues",  "forecasts",  "projects",  "predicts",  "intends", “anticipates"  or "believes", or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results "may", "could", “would", "should", "might" or "will" be taken, occur  or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements.  The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

specified in such statement.  Specifically, this MD&A includes, but  is  not  limited  to, forward-looking statements regarding: the potential of Sandspring’s properties to contain copper and gold deposits; the Company's ability to meet its working capital needs at the current level for the twelve-month period ending March 31, 2012; the plans, costs, timing and capital for future exploration and development of Sandspring's property interests, including the costs and potential impact of complying with existing  and  proposed  laws and regulations; management's outlook regarding future trends; sensitivity analysis on financial instruments, which may vary from amounts disclosed; prices and price volatility for gold and copper and other economic deposits; and general business and economic conditions.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Sandspring's ability to predict or control. These risks, uncertainties and other factors include, but are not limited to, gold and copper deposits, price volatility, changes in debt and equity markets, timing and availability of external financing on acceptable terms, the uncertainties involved in interpreting geological data and confirming title to its properties, the possibility that future exploration results will not be consistent with Sandspring’s expectations, increases in costs, environmental compliance and changes in environmental and other local legislation and regulation, interest rate and exchange rate fluctuations, changes in economic and political conditions and other risks involved in the mining industry, as well as those risk factors listed in the "Risk Factors" section below.  Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements.  Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.  Such statements are based on a number of assumptions that may prove to be incorrect, including, but not limited to, assumptions about the following:  the availability of financing for Sandspring's exploration and development activities; operating and exploration costs; the Company's ability to retain and attract skilled  staff; timing of the receipt of regulatory and governmental approvals for exploration projects and other operations; market competition; and general business and economic conditions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Sandspring's actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements.  All forward-looking statements herein are qualified by this cautionary statement.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law.  If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Description of Business

The Company was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on September 20, 2006.  On November 24, 2009, the Company announced the completion of the acquisition (the “Acquisition”) of 100% of the issued and outstanding shares of GoldHeart Investments Holdings Ltd. (“GoldHeart”) which qualified as the Company’s qualifying transaction (the “Qualifying Transaction”).  GoldHeart, through its wholly-owned subsidiary ETK Inc. (“ETK”), holds certain mineral and prospecting interests in an area within the Republic of Guyana, South America that the Company

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

refers to as the Upper Puruni Property.  The Company continued out of Alberta and into Ontario effective March 31, 2010.

The Company holds, within the exterior boundaries of the Upper Puruni Property, Toroparu which hosts a National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”) compliant resource consisting of (i) 3.51 million ounces of gold and 330 million pounds of copper contained within 151.9 million tonnes at a grade of 0.72 g/t gold and 0.10% copper in the Indicated Resource category, and (ii) 4.93 million ounces of gold and 236 million pounds of copper contained within 214.8 million tonnes at a grade of 0.71 g/t gold and 0.05% copper in the Inferred Resource category.  Further information is contained in the Company’s technical report entitled “Technical Report, Updated Resource Estimate and Preliminary Economic Assessment of the Toroparu Gold-Copper Deposit, Upper Puruni Property, Upper Puruni River Area, Guyana” (the “Technical Report”) issued by P&E Mining Consultants Inc. (“P&E”) which was completed on May 5, 2011 with an effective date of April 30, 2011 (See “Subsequent Events” below).  The full text of the Technical Report is posted on SEDAR at www.sedar.com.

The Company is in the process of exploring the Upper Puruni Property and has not yet established whether it contains reserves that are economically recoverable.  The Company’s ability to ensure continuing operations is dependent on the discovery of economically recoverable reserves, confirmation of its interest in the underlying mineral claims, and its ability to obtain necessary financing to complete the exploration activities, development and future profitable production.

The Company’s goal is to provide superior returns to its shareholders by (i) focusing on the exploration and development of its mineral and prospecting interests in the Upper Puruni Property and (ii) evaluating, and acquiring if appropriate, other mineral opportunities within Guyana.

Outlook and Overall Performance

The Company is potentially on the brink of additional gold discoveries in the Upper Puruni Property.  On January 20, 2011, the Company announced the establishment of an exploration & development office in Guyana and the appointment of L. Werner Claessens as Vice President of Exploration and the appointment of Pascal van Osta as Exploration Manager effective as of February 1, 2011.  Both Messrs. Claessens and van Osta will be operating out of Sandspring’s new exploration and development office located in Georgetown, Guyana to explore additional district scale gold targets.

In addition, strides continue to be made in preparing Toroparu for future development.  On March 22, 2011, the Company announced receipt of a positive preliminary economic assessment for development of Toroparu.  The independent NI 43-101 compliant preliminary economic assessment prepared by P&E envisions a phased open pit mine plan, a 33,000 tonnes per day mill and associated infrastructure with life of mine production of 3.83 million ounces gold and 308 million pounds of copper.  The annual production over the first four years of operation is expected to average 310,000 ounces gold and 29 million pounds copper.  The economic assessment was based on discounted cash flow analysis of a project designed to process 1.05 million tonnes/year of saprolite over the initial seven years of production, and 10.5 M tonnes/year of fresh rock for the full 13-year mine life.  Based on the favourable economics seen in this study, P&E recommended that the Company advance Toroparu to the definitive feasibility stage.  Further information is contained in the Technical Report, available on SEDAR at

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

www.sedar.com.  The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized either in whole or in part.

At March 31, 2011, the Company had working capital of $35,768,313, compared to $42,715,018 at December 31, 2010.  The Company had cash and cash equivalents of $39,947,911 at March 31, 2011, compared to $45,687,371 at December 31, 2010.  The decrease in cash and cash equivalents during the three months ended March 31, 2011 of about $5.7 million is primarily due to exploration expenditures along with general and administrative costs incurred.

During the three month period ended March 31, 2011, the Company spent $4,978,420 on exploration activities in the Upper Puruni Property as compared to $2,219,451 for the three month period ended March 31, 2010.   The following table sets forth a breakdown of material components of the Company’s exploration expenditures for the three months ended March 31, 2011 and 2010.

	March 31, 2011	March 31, 2010
	$	$
Upper Puruni Exploration Costs
Camp Expenses	581,954	643,289
Consulting	179,997	36,562
Depreciation	19,378	15,036
Drilling Costs	2,103,574	801,879
Engineering Studies	381,077	115,840
Lab Fees	361,294	235,326
Office and Administrative Costs	456,971	84,143
Salaries and Benefits	572,311	182,294
Travel and Accommodation	215,622	73,242
PL Expenditures	106,242	31,840

Total Exploration Costs	4,978,420	2,219,451

Trends

The Company anticipates that it will continue to experience net losses as a result of ongoing exploration of the Upper Puruni Property and operating costs until such time as revenue-generating activity is commenced.  The Company’s future financial performance is dependent on many external factors.  Both the price of, and the market for, gold is volatile, difficult to predict, and subject to changes in domestic and international political, social, and economic environments.  Circumstances and events such as current economic conditions and ongoing volatility in the capital markets could materially affect the future financial performance of the Company.  For a summary of other factors and risks that have affected, and which in future may affect, the Company and its financial position, please refer to the sections entitled “Trends” and “Risk Factors” in the Company’s management's discussion and analysis for the fiscal year ended December 31, 2010, available on SEDAR at www.sedar.com.

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

Contingencies

The Company’s mining and exploration activities are subject to various government laws and regulations relating to the protection of the environment.  As at March 31, 2011, the Company does not believe that there are any significant environmental obligations requiring material capital outlays in the immediate future and anticipates that such obligations will only arise when mine development commences.

Off-Balance Sheet Arrangements

As of the date of this discussion, the Company has no material off-balance sheet arrangements, such as guarantee contracts, derivative instruments, or any other obligations that would have triggered financing, liquidity, market or credit risk to actual or proposed transactions.

Mineral Properties Under Exploration

PPMSs, MPs, PLs and small scale claims

All mineral tenure in Guyana is owned by the Government of Guyana and is regulated by the Guyana Geology and Mines Commission (“GGMC”).  The Guyanese mineral tenure system is structured to permit four scales of operation.  These include small scale claims of 1500 x 800 ft. or a river claim consisting of one mile of a navigable river and are restricted to ownership by Guyanese.  Medium scale prospecting permits (“PPMSs”) and medium scale mining permits (“MPs”) cover between 140 to 1200 acres each and are restricted to ownership by Guyanese. Foreigners may enter into joint venture arrangements whereby the two parties jointly develop property subject to PPMSs, MPs and small scale claims.  Prospecting licenses (“PLs”) covering between 500 and 12,800 acres are granted to foreign companies.  Large areas for geological surveys are granted as Permission for Geological and Geophysical Surveys with the objective of applying for PLs over favourable ground.

ETK’s Positions of Claim Ownership

The Upper Puruni Property consists of a claim block located in the Upper Puruni area of western Guyana which is approximately 210 km west of Georgetown, the capital city of Guyana.  This claim block, roughly 47 km by 32 km in size, is comprised of 164 contiguous PPMSs, 13 MPs and 7 small scale claims that together cover an area of 194,661 acres (78,810 hectares) and 5 contiguous PLs that cover an area of 57,997 acres (23,471 hectares).

Toroparu is located within the exterior boundaries of the Upper Puruni Property and is the subject of the Technical Report.

ETK, the Company’s wholly owned subsidiary, acquired the rights to 5 PLs on September 18, 2002, from the Government of Guyana.  These PLs are held by ETK in its own name.  Material components of project expenditures for the PLs that were incurred in the three month period ended March 31, 2011 total $106,242.  These expenditures included geologic mapping equipment, environmental testing and reconnaissance and exploration.

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

ETK also holds interest in PPMSs, MPs and small scale claims in the Upper Puruni Property through joint ventures with local Guyanese businessmen: namely, Alfro Alphonso (“Alphonso”), Wallace (Edgar) Daniels (“Daniels”) and the Godette family (“Godette”) who hold PPMSs, MPs and small scale claims.

Alphonso Joint Venture

The Company has rights to 145 PPMSs, 10 MPs and 7 small scale claims pursuant to the joint venture agreement between ETK and Alphonso (the “Alphonso Joint Venture”).  Toroparu is located within MP A-4/MP/011, which is subject to the terms of the Alphonso Joint Venture.  The Alphonso Joint Venture Agreement stipulates that ETK is the sole operator and has the sole decision-making discretion in all matters related to the conduct of prospecting, exploration, development activities, and mining activities for the recovery of gold or other metals, minerals or gemstones from the joint venture lands.  An in-kind royalty of 6% is payable to Alphonso on all gold production from the claims subject to the Alphonso Joint Venture.

The Alphonso Joint Venture also gives ETK the option (the “Buy-Out Option”) of purchasing 100% of Alphonso’s interest in the Alphonso Joint Venture for the sum of USD$20,000,000.  The Buy-Out Option does not have an expiry date.  There are no credits against the USD$20,000,000 option price for royalty or other payments made by ETK to Alphonso.

The bulk of the Company’s work has focused on Toroparu and the surrounding area.  All exploration expenditures (excluding those incurred on the PLs) listed under “Outlook and Overall Performance” above were incurred on areas contained within the Alphonso Joint Venture.  The total amount spent on exploration and development on these areas during the three months ended March 31, 2011 was $4,872,178.

Daniels Joint Venture

Pursuant to the Joint Venture Agreement with Daniels (the “Daniels Joint Venture”), the Company, through its wholly owned subsidiary ETK, has rights to 19 PPMSs and ten parcels of land for which Daniels has applied for the issuance of PPMSs.  Pursuant to the Daniels Joint Venture, ETK acquired sole operatorship and sole decision-making discretion in all matters pertaining to gold exploration of the lands subject to the Daniels Joint Venture. ETK has the exclusive right to mine and sell all gold and other precious metals it may recover from the lands subject to the Daniels Joint Venture.  The Daniels Joint Venture provides for a payment to Daniels of an annual rental equal to 10% of the total rental payments for claims which are subject to the Daniels Joint Venture and a 1% net profits interest to Daniels of up to, but not to exceed, USD$50,000 over the term of the Daniels Joint Venture.

The rights to the ten parcels of land mentioned above that are included within the Daniels Joint Venture are subject to a title dispute with a third-party.  The Company monitors the dispute but does not consider it to be of any material significance to the Company as the ten parcels of land do not contain any known material mineral resource.

No geologic work, including surface sampling, trenching, drilling, or mapping has been performed on any of the lands subject to the Daniels Joint Venture Agreement by ETK and no material value has been assigned by the Company to any of these lands at this time.  None of the lands subject to the Daniels

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

Joint Venture Agreement are evaluated or considered in the Technical Report.  Exploration expenditures on the Daniels Joint Venture totalled $nil for the three month period ended March 31, 2011.

Godette Joint Venture

The Company, through its wholly owned subsidiary ETK, has rights to 3 MPs pursuant to the Godette Joint Venture Agreement (the “Godette Joint Venture”) subject to the obligation of ETK to make monthly rental payments to the Godettes. ETK has sole operatorship and sole decision-making discretion in all matters pertaining to gold exploration on the lands subject to the Godette Joint Venture.  ETK also has the sole and exclusive right to sell all gold, other precious metals or gemstones it may recover from the properties.  The Godette Joint Venture also gives ETK the option of purchasing 100% of the Godettes’ interest in the Godette Joint Venture for the sum of USD$300,000.  The buyout option does not have an expiry date.  There are no credits against the USD$300,000 option price for royalty or other payments made by ETK to the Godettes.  The MPs that are the subject of the Godette Joint Venture are not evaluated or considered in the Technical Report.

Limited geologic work has been performed by ETK on the land subject to the Godette Joint Venture Agreement and no material value has been assigned by the Company to this land at this time. Exploration expenditures on the Godette Joint Venture totalled $nil for the three month period ended March 31, 2011.

Rentals and Royalties

All mineral claims in Guyana are renewed annually through payment of annual rentals on the anniversary of the issue date.  Rentals on the claims controlled by ETK are payable annually.  ETK has been, and will continue to remain responsible for the payment of rentals.  All rentals are paid in full for all claims as of the date of this discussion.

All minerals produced from Guyana mineral claims are subject to royalties of 5% payable in cash or kind to the Government of Guyana.

Environmental Liabilities

The Upper Puruni Property is not the subject of any known environmental liabilities.

Location of Known Mineralization, Resources, Mine Workings, Tailings Ponds and Improvements

Exploration work within the Upper Puruni Property conducted by ETK has defined a gold/copper resource at Toroparu.  Toroparu is comprised of a 250 x 200 x 30 meter open pit, a gravity separation mill, 60 person camp, administration buildings, mechanical shop, and airstrip.

Permits Required to Conduct Exploration Work

ETK has all necessary permits and permissions currently required to conduct its exploration work and seasonal mining and gravity recovery of gold and other minerals on the Upper Puruni Property.

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

Drilling Results, Toroparu Project

Diamond drilling conducted in Q1 2011 successfully tested the Toroparu deposit along strike to the west and east, as well as at depth.  A total of 52 holes were drilled (holes TPD 129-180) comprising 23,305 meters with the average hole length being 448 meters.  All holes were cased using HW size drill bits followed by NQ size core bits.

The average sample length was 1.5 m.  All Cu samples were analyzed by four-acid digest with AAS finish.  The majority of Au samples were analyzed by lead collection fire assay method with AAS finish (50 gram charge).  All samples with results >5 g/t were further analyzed by lead collection fire assay method with a gravimetric finish.  Select batches were also analyzed by Total Metallic Screen method as required.

Samples from holes TPD129 to TPD180 were sent to Acme Analytical (Laboratories) Guyana Inc., in East Coast Demerara, Guyana for sample preparation and forwarded to either Acme Analytical Laboratories S.A., of Santiago, Chile or Acme Analytical Laboratories (Vancouver) Ltd., of Vancouver, British Columbia for analysis.

Host rock geology of Toroparu intersected by drilling includes a sequence of mixed intermediate tuffaceous volcanic fragmentals and derived volcaniclastic rocks.  A locally copper mineralized feldspar porphyry unit and associated dykes was also intersected.  Mineralization and alteration include chalcopyrite, minor molybdenite and rare visible gold with occasional quartz stringers in a weakly pyritic and silica, sericite and epidote/actinolite alteration assemblage.

Drilling during Q1 helped to further define the geometry and grade of the mineralized zones previously outlined and led to a revised updated NI 43-101 compliant resource estimate set out in the Technical Report.

The latest mineral resource estimate for Toroparu, independently modeled by P&E as a potentially open-pittable deposit within a single optimized open pit shell at an economic cutoff grade of 0.24g/t gold-equivalent (AuEq) contains the following mineral resource classification:

•
A Measured and Indicated mineral resource of 3.51 million ounces gold and 330 million pounds copper (4.35 million ounces gold-equivalent) contained within 151.9 million tonnes at a grade of 0.72 g/t gold and 0.10% copper (Table 1).

•
An additional Inferred mineral resource of 4.93 million ounces gold and 236 million pounds copper (5.53 million ounces gold-equivalent) is contained within 214.8 million tonnes at a grade of 0.71 g/t gold and 0.05% copper.

•	Further information is contained in the Technical Report, available on SEDAR at www.sedar.com.

Highlights include:

•	The conversion of 0.84 million ounces of gold and 90 million pounds of copper (1.06 million ounces gold-equivalent) to the Measured Resource category.
•	The addition of approximately 2.11 million ounces of gold and 19.5 million pounds of copper in the Inferred Resource category.

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

In addition, on March 22, 2011, the Company released the results of a preliminary economic assessment of the Toroparu deposit.

The economic assessment is based on discounted cash flow analysis of a project designed to process 1.05 million tonnes/year of saprolite over the initial seven years of production, and 10.5 million tonnes/year of fresh rock for the full 13-year mine life.  Use of an elevated cutoff grade of 0.5 g/t AuEq in the 13-year mine life results in improved early cash flows and leads to creation of a low-grade stockpile which is expected to be processed in years 14 to 17. Based on the favourable economics seen in this study, P&E recommends that the Company advances the Toroparu project to the definitive feasibility (DFS) stage.

The base case discounted cash flow was conducted at the 24-month trailing average Au price of $1,137 per ounce and Cu price of $3.13 per pound on the effective date of February 28th, 2011.

Project Highlights

•	Life of mine1 pre-tax net present value (NPV 5%) of $854 M and IRR of 24.5%.
•	Life of mine1 production of 3.83 million ounces gold and 308 million pounds copper.
•	3.2 year payback of $617 million pre-production capital expenditures.
•	Annual production of 310,000 ounces gold and 29 million pounds copper averaged over payback (years 1-4).
•	Annual production of 273,000 ounces gold and 20 million pounds copper averaged over open pit mining operations (years 1-13).
•	Cash cost of $317/ ounce Au (net of by-product copper credit) averaged over first four years of operation (pre-tax).
•	Cash cost of $424/ounce Au (net of by-product copper credit) averaged over the 13 year open pit mining operations.
•	Separate processing circuits for saprolite (3,000 tpd) and fresh rock (30,000 tpd).
•	Upgrade existing road and air infrastructure and development of purpose built port facilities on Essequibo River.
•	Environmental permitting process is at an advanced stage.

1) Definition of life of mine includes 13-year life of pit plus 4-year stockpile reclamation and processing periods.

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

2011 Budget

Project/Property Name	Plans for Project	Original Amount Budgeted for 2011 (approx.) (3)	Expenditures to March 31, 2011	(Over)/Under Budget
Upper Puruni Property	(1)	$30,000,000	$4,872,178	$25,127,822
Prospecting Licenses	(2)	$700,000	$106,242	$593,758

(1)           Sandspring completed an initial 2010 exploration program on the Upper Puruni Property of $9 million.  This budget was subsequently increased after the Company’s private placements in March and October of 2010.  Future planned expenditures for the fiscal year 2011 total approximately $30 million.  These expenditures are comprised of direct engineering costs, drilling costs, and administrative costs.  Phase I is expected to be completed in the third quarter of the Company’s fiscal year 2011 and includes in-fill and step-out diamond drilling of approximately 75,000 meters.  Phase II should begin in the fourth quarter of the Company’s fiscal year 2011 and will include feasibility level costs and related resource drilling.  It is estimated that Phase II will take 12 months to complete.  A 2012 exploration program will continue to be developed as the results of the 2011 exploration and development program are evaluated:
(2)           The Company plans to complete a 2011 exploration program of its PL’s comprised of reconnaissance and geologic mapping.  The Company concluded its 2010 exploration program of the PL’s and has decided to expand this program in 2011 with a major emphasis on improving access to the PL’s.
(3)           Discretionary, subject to change if management decides to scale back operations or accelerate exploration.

Technical Disclosure

Mr. Brian Ray, an employee of the Company, is a Qualified Person as defined under NI 43-101.  Mr. Ray has supervised the preparation of the information contained under the heading “Drilling Results, Toroparu Project” under Section “Mineral Properties Under Exploration” above along with other technical and scientific information contained in this MD&A.

Certain information set out herein is based on the Technical Report which was prepared by Dr. Wayne Ewert, P.Geo., Mr. Eugene Puritch, P.Eng., Mr. Kirk Rodgers, P.Eng., Mr. David Orava, P.Eng., Mr. Alfred Hayden, P.Eng., Mr. Malcolm Buck, P.Eng., Mr. Ernie Burga, P.Eng., Ms. Tracy Armstrong, P.Geo., Mr. David Burga, P.Geo., and Mr. Antoine Yassa, P.Geo., of P&E, each of whom are independent of the Company.

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

Summary of Quarterly Results

For prior quarters ending after January 1, 2010, the quarterly results have been restated to reflect accounting policies consistent with IFRS.  Quarterly results for quarters ended before January 1, 2010 have been prepared in accordance with Canadian GAAP.

Three Months Ended	Accounting Policies	Net Loss $		Basic and Diluted Loss Per Share $
Mar 31 2011	IFRS	(7,706,971)	(1)	(0.07)
Dec 31 2010	IFRS	(7,586,035)	(2)	(0.09)
Sep 30 2010	IFRS	(5,330,675)	(3)	(0.07)
Jun 30 2010	IFRS	(5,773,622)	(4)	(0.07)
Mar 31 2010	IFRS	(4,490,125)	(5)	(0.06)
Dec 31 2009	Canadian GAAP	(2,024,292)	(6)	(0.06)
Sep 30 2009	Canadian GAAP	(17,308)	(7)	(0.00)
Jun 30 2009	Canadian GAAP	(8,899)	(8)	(0.00)

(1)
Net loss of $7,706,971 principally related to exploration expenditures in Guyana of $4,872,694 (excluding share based payments of $86,348 and amortization of $19,378).  All other expenses related to general working capital purposes and management and director compensation.  All expenses were offset by interest income of $122,630.

(2)
Net loss of $7,586,035 principally related to exploration expenditures in Guyana of $5,606,155 (excluding share based payments of $285,361 and amortization of $20,221). All other expenses related to general working capital purposes and management and director compensation.  All expenses were offset by interest income of $108,831.

(3)
Net loss of $5,330,675 principally related to exploration expenditures in Guyana of $4,199,928 (excluding amortization of $15,463). All other expenses related to general working capital purposes and management and director compensation.  All expenses were offset by interest income of $9,335.

(4)
Net loss of $5,773,622 principally related to exploration expenditures in Guyana of $4,267,952 (excluding amortization of $11,785). All other expenses related to general working capital purposes and management and director compensation.  All expenses were offset by interest income of $17,142.

(5)
Net loss of $4,490,125 principally related to exploration expenditures in Guyana of $2,213,878 (excluding amortization of $5,573). All other expenses related to general working capital purposes and management and director compensation.  All expenses were offset by interest income of $1,762.

(6)
Net loss of $2,024,292 principally due to legal fees of $927,542 as related to the Qualifying Transaction of November 24, 2009, $347,067 foreign exchange loss and $285,515 of stock based compensation.  All expenses were offset by interest income of $4,324.

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

(7)	Net loss of $17,308 principally due to costs related to the Qualifying Transaction of November 24, 2009.

(8)	Net loss of $8,899 principally due to costs related to the Qualifying Transaction of November 24, 2009.

Results of Operations

Three months ended March 31, 2011, compared with three months ended March 31, 2010

The Company’s net loss totaled $7,706,971 for the period ended March 31, 2011, with basic and diluted loss per share of $0.07. This compares with a net loss of $4,490,125 with basic and diluted loss per share of $0.06 for the period ended March 31, 2010.  The increase in net loss of $3,216,846 was due to:

•
Drilling expenses for the period ended March 31, 2011 totaled $2,103,574 as compared to $801,879 for the period ended March 31, 2010.  The drilling expenses incurred have increased due to the Company’s current utilization of four drill rigs as opposed to the two rigs that were operating during the three months ended March 31, 2010.

•
Salaries and other benefits for the period ended March 31, 2011 totaled $952,535 as compared to $398,606 for the period ended March 31, 2010.  The salaries are a direct result of the Company’s efforts to increase staffing in order to effectively manage the growing exploration efforts in the Upper Puruni Property as well as the development of Toroparu.

•
Stock based compensation expense during the period ended March 31, 2011 was $1,712,559 compared to $1,260,301 for the period ended March 31, 2010.  During the three month period ended March 31, 2011, the Company issued 1,715,000 options compared with 1,120,000 in the comparative period.  Stock based compensation expense varies due to the vesting terms of options.  The options issued vested in accordance with the Company’s stock option plan.  Users of the financial statements should be cautious of the valuation of stock based compensation since its calculation is subjective and can impact net loss significantly.  The following table summarizes the stock options that were issued during the period.

Expiry Date	Options Outstanding	Exercise Price	Remaining Contractual Life (Yrs)	Options Exercisable
January 6, 2016	125,000	$3.54	4.77	125,000
January 24, 2016	125,000	$3.10	4.82	125,000
February 25, 2016	1,465,000	$2.70	4.91	525,000
	1,715,000			775,000

Of the 1,715,000 stock options granted during the period, 775,000 were granted to certain directors of the Company, 375,000 were granted to certain officers to the Company, 545,000 were granted to certain employees of the Company and 20,000 were granted to certain consultants of the Company.  The stock options were granted to attract and retain key

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

personnel to the Company.  The fair value of the stock options granted was determined using the Black-Scholes valuation model using subjective inputs.

•
Administrative fees for the period ended March 31, 2011, were $562,073, an increase of $419,840 compared to the same period in 2010.  This increase can be attributed to the establishment of the exploration office in Georgetown as well as the establishment of an investor relations office in Toronto.

•
Consulting fees for the period ended March 31, 2011 totaled $600,055 as compared to $286,982 for the period ended March 31, 2010.  The increase in consulting fees is a direct result of the Company’s completion of the preliminary economic assessment.

•
Operational expenses increased by $159,242 during Q1 2011, compared with Q1 2010, as a result of the additional exploration work being done in Upper Puruni as well as the operations related to the development of Toroparu.

•	A foreign exchange loss of $138,732 was incurred during the year as a result of the decrease in value of the US dollar during the three months ended March 31, 2011.

•	All other expenses related to general working capital purposes.

Private placement use of proceeds

The following table outlines the latest proposed use of funds from the net private placement proceeds received from the issuance of 19,633,077 Common Shares on October 14, 2010 as compared to the actual expenses incurred to March 31, 2011.

	Estimated Portion of Net Proceeds of the Private Placement	Actual expenses incurred to 3/31/2011
Use of Proceeds
Work Program
Exploration and Drilling
Drill Program Recommended by the Technical	$20,000,000	$8,868,956
Report Completed September 15, 2010 (Phase I & II)
Geophysical, geochemical and engineering studies	4,894,000	1,290,978
Feasibility study	5,000,000	-
General and Administrative Costs (12 Months)	4,000,000	2,356,489
Working Capital	17,152,000	-

Total	$51,046,000	$12,516,423

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

Liquidity and Capital Resources

Historically the Company’s sole source of funding has been the issuance of equity securities for cash.  For the period ended March 31, 2011, the Company had no significant equity transactions.  There is no assurance that equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to the Company.  See “Risk Factors” below.

At March 31, 2011, the Company had working capital of $35,768,313, compared to $42,715,018 at December 31, 2010.  The Company had cash and cash equivalents of $39,947,911 at March 31, 2011, compared to $45,687,371 at December 31, 2010.  The decrease in cash and cash equivalents during the three months ended March 31, 2011 of about $5.7 million is primarily due to exploration expenditures of $4,872,694 along with general and administrative costs incurred.

The budgeted corporate activities of the Company account for about $4 million in 2011, while the budgeted exploration costs of the Upper Puruni and development of Toroparu account for about $31 million in 2011.  However, Toroparu is currently not in the production stage.  As a result, the Company has no current sources of revenue and relies on the issuance of Common Shares to generate the funds required to advance its projects.  Management believes the Company has sufficient working capital to fund operations for the next 12 months.

The Company’s liquidity and ability to access capital resources fluctuates based on the trends previously identified under the heading “Trends”.  Apart from these and the risk factors noted under the heading “Risk Factors” below, management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company’s liquidity and capital resources.

The Company remains debt free and its credit and interest rate risk is limited to guaranteed investment certificates.  Accounts payable and accrued liabilities are short-term and non-interest bearing.  The Company’s liquidity risk with financial instruments is minimal as excess cash is invested with major Canadian chartered banks in guaranteed investment certificates.

Commitments

The Alphonso Joint Venture provides that ETK shall commence commercial production, defined as production of 50,000 ounces of gold per year, beginning January 1, 2013.  In addition, future exploration and development cost commitments for ETK under the venture are as follows:

$
2011	-
2012	243,125
Thereafter	-
243,125

Sandspring
Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

Subsequent Events

On May 11, 2011, the Company announced the publication of the updated NI 43-101 Technical Report.  The Technical Report supports the latest mineral resource update and the preliminary economic assessment of Toroparu released on March 21, 2011 and March 22, 2011, respectively.  The Technical Report may be found under the Company’s SEDAR profile at www.sedar.com or on the Company’s website at www.sandspringresources.com.

Share Capital

The Company is authorized to issue an unlimited number of Common Shares.  As of the date of this discussion, the Company had 108,132,902 Common Shares outstanding.  The Company also has 6,801,434 options, and 5,560,582 warrants outstanding that are outlined in the following tables:

Expiry Date	Options Outstanding	Exercise Price	Remaining Contractual Life (Yrs)	Options Exercisable
May 15, 2012	133,334	$0.10	0.89	133,334
June 15, 2014	150,000	$2.60	3.01	-
November 24, 2014	3,103,100	$0.50	3.46	3,128,100
January 8, 2015	50,000	$1.25	3.58	50,000
January 22, 2015	150,000	$1.56	3.62	150,000
February 4, 2015	25,000	$1.49	3.66	25,000
February 8, 2015	65,000	$1.44	3.67	65,000
March 29, 2015	615,000	$1.60	3.81	615,000
July 7, 2015	295,000	$1.24	4.08	295,000
October 20, 2015	500,000	$2.60	4.38	250,000
January 6, 2016	125,000	$3.54	4.59	125,000
January 24, 2016	125,000	$3.10	4.64	125,000
February 25, 2016	1,465,000	$2.70	4.73	525,000
	6,801,434		3.85	5,486,434

Number of Warrants	Allocated Value	Exercise Price	Expiry Date
5,560,582	$1,582,503	$0.50	November 24, 2012

In addition, 111,870 compensation options, each convertible into one Common Share and one half of one warrant at a price of $0.35, are outstanding along with 271,344 compensation options convertible into one Common Share at a price of $1.60.  Therefore, the Company had 120,934,067 Common Shares outstanding on a fully diluted basis.

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

Proposed Transactions

There are no proposed transactions of a material nature being considered by the Company.

Related Party Transactions

The Company’s transactions are in the normal course of business and are recorded at the exchange amount.  All amounts due to related parties are non-interest bearing and payable on demand.

(a)  Included in accounts payable and accrued liabilities are the following amounts due to related parties:

	3/31/2011	12/31/2010

Travel expenses reimbursed to officers and directors	$32,000	$32,896
of the Company,
Administrative expenses reimbursed to officers and directors	2,128	1,987
of the Company,
Administrative, occupancy and salary expenses reimbursable to a	48,953	229,039
company controlled by a Vice President of the Company, P. Greg Barnes
	$83,081	$263,922

(b)  The Company had the following related party transactions during the three month periods presented:

	3/31/2011	3/31/2010

Travel expenses reimbursed to officers and directors	$58,750	$62,486
of the Company,
Administrative expenses reimbursed to officers and directors	14,777	6,513
of the Company,
Administrative, occupancy and salary expenses reimbursable to a	192,627	194,900
company controlled by a Vice President of the Company, P. Greg Barnes
	$266,154	$263,899

There are no ongoing contractual or other commitments resulting from the related party transactions.

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

Change in Accounting Policies

Transition to International Financial Reporting Standards

IFRS replaced the previous Canadian GAAP for the Company, effective for its 2011 interim and annual financial statements. Accordingly, the Company is applying accounting policies consistent with IFRS beginning with its interim financial statements for the quarter ended March 31, 2011.

The adoption of IFRS resulted in changes to the Company’s accounting policies. The accounting policies described in note 2 to the accompanying unaudited condensed consolidated interim financial statements have been applied consistently to all periods presented.  They also have been applied in the preparation of an opening IFRS statement of financial position as at January 1, 2010.

The impact of the transition from Canadian GAAP to IFRS is explained in detail in note 15 to the accompanying unaudited condensed consolidated interim financial statements.

The changes in accounting policy have not been applied to any information for periods prior to January 1, 2010.

First-time adoption of IFRS – Impact at January 1, 2010

The first-time adoption of IFRS generally requires retrospective application of the resulting changes in accounting policies.

Subject to certain optional exemptions and mandatory exceptions, the Company has applied the changes in accounting policies resulting from the adoption of IFRS retrospectively in the preparation of its opening IFRS statement of financial position as at January 1, 2010, the Company’s “Transition Date”.

The impact of first-time adoption of IFRS on the Company’s opening IFRS statement of financial position is described in detail in note 15 to the accompanying unaudited condensed consolidated interim financial statements.

The expected impact of changes in accounting policies, as known at that time, was disclosed in the Company’s management’s discussion and analysis for the year ended December 31, 2010. Additional significant information regarding accounting policy changes in connection with the transition to IFRS are as follows:

a)           Income taxes

Under IFRS, deferred tax assets or liabilities are not recognized on temporary differences that arise from the initial recognition of an asset in a transaction that is not a business combination, and at the time of the transaction affected neither income for accounting or tax purposes. Under Canadian GAAP, the Company recognized  a deferred tax liability related to temporary differences arising on the acquisition of a mineral property in Guyana.

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

The Company’s accounting policies were changed to reflect this difference, resulting in the elimination of a deferred tax liability that had been recognized on the acquisition of the mineral property in Guyana. The result of this change at January 1, 2010 was a reduction of deferred tax liabilities of approximately $2.7 million and a corresponding decrease in the carrying value of mineral properties under exploration of 2.7 million.

IFRS requires the recognition of deferred taxes on the temporary differences of non-monetary assets and liabilities of foreign operations arising from exchange rate fluctuations. These temporary differences arise as the historical foreign exchange rate used to measure non-monetary assets and liabilities in the Company’s foreign subsidiaries result in differences in the accounting values and tax basis of these assets and liabliities. Deferred taxes were not recognized on these types of temporary differences under Canadian GAAP.

The Company’s accounting policies were changed to reflect this difference, resulting in an increase in accumulated deficit of aproximately $0.1 million at January 1, 2010.

b)           Share-based payments

IFRS requires that each tranche of stock options with graded vesting (that vest separately) must be treated as a separate grant.  Under current Canadian GAAP, the Company was recognizing the total associated expense on a straight-line basis over the total vesting period. While the total compensation expense recognized over the total vesting period is not significantly different, the effect of the change in accounting policy is a higher compensation expense earlier in the vesting period, and a lower compensation expense later in the vesting period.

The effect of applying this change in accounting policy to all stock option grants which had not fully vested at January 1, 2010 was an increase in stock options within shareholders’ equity of approximately $0.2 million and a corresponding increase in the deficit within shareholders’ equity.

Impact of Changes in Accounting Policies on the Company’s Financial Statements

The adoption of IFRS resulted in changes to the Company’s accounting policies, which has an impact on the recognition and measurement of transactions and balances during the three months ended March 31, 2011 and the comparative periods. The information provided below provides a summary of the more significant impacts.

a)           Exploration Expenses and Mineral Properties Under Exploration

On adoption of IFRS, the Company changed its accounting policy so that all costs related to exploration activities are expensed as incurred.  Previously under Canadian GAAP, the costs related to exploration activities were not expensed, but included in the carrying value of the mineral property.

This change in accounting policy results in a reduction in the carrying value of mineral properties under exploration and an increase in expenses recognized in the statement of operations.

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

The acquisition of mineral properties will continue to be carried at cost less accumulated impairment.  Once technical feasibility and commercial viability can be demonstrated, the carrying value of mineral properties under exploration will be reclassified to mineral properties under development.

b)           Share-based payments

On adoption of IFRS, the Company changed its accounting policy so each tranche of stock options with graded vesting (that vests separately) must be treated as a separate grant.

While the total compensation expense recognized over the total vesting period is not significantly different, the effect of the change in accounting policy is a higher compensation expense earlier in the vesting period, and a lower compensation expense later in the vesting period of each grant.

Reconciliations from CGAAP to IFRS

Note 15 to the accompanying condensed consolidated financial statements contain a number of reconciliations of previous CGAAP financial information to those adjusted for IFRS, along with further explanations. The reconciliation of comprehensive income for the three months ended March 31, 2011 and for the year ended December 31, 2011 is provided below.

	Note	Year ended December 31, 2010	Three months ended March 31, 2010
		$	$
Comprehensive loss under Canadian GAAP		(6,735,254)	(2,041,319)
Change in policy to expense exploration costs	a	(16,806,673)	(2,219,451)
Change in recognition of share-based payments	b	361,471	(229,354)
Comprehensive loss under IFRS		(23,180,456)	(4,490,124)

a)           The effect of the change in accounting policies to expense costs related to exploration activities. Under Canadian GAAP, these costs were not expensed, but included in the carrying value of the mineral property.

b)           The effect of the change in accounting policy to treat each tranche of stock options with graded vesting as a separate grant.

Critical Accounting Estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	the recoverability of amounts receivable that are included in the unaudited condensed statements of financial position;

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

ii.	the inputs used in accounting for share based payment transactions in statement of loss and comprehensive loss; and
iii.	management’s assumption of no material restoration, rehabilitation and environmental provision, based on the facts and circumstances that existed during the period.

How financial assets and liabilities are categorized is an accounting policy that requires management to make judgments or assessments.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks including credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises due to the potential to one party to a financial instrument to fail to discharge its obligations and cause the other party to suffer a loss.  Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents.  The maximum credit risk represented by the Company’s financial assets is represented by their carrying amounts.  The Company holds its cash and guaranteed investment certificates with reputable financial institutions, from which management believes the risk of loss to be minimal.

Liquidity Risk and Fair Value Hierarchy

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due.  The Company’s liquidity and operating results may be adversely affected if its access to the capital market is hindered whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company.  The Company generates cash primarily through its financing activities.  The Company has cash and cash equivalents of $39,947,911 (December 31, 2010 – $45,687,371) to settle current liabilities of $4,551,013 (December 31, 2010 – $3,183,577).  The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as at March 31, 2011:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents
Cash	$4,672,707	$-	$-	$4,672,707
Cash equivalents	35,275,204	-	-	$35,275,204
	$39,947,911	$-	$-	$39,947,911

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

Currency Risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates.  The Company’s functional currency is the Canadian dollar and significant expenditures are incurred in Canadian dollars.  The Company funds certain operations, exploration and administrative expenses in Guyana on a cash call basis using US dollars converted from its Canadian dollar bank accounts held in Canada.  The Company maintains US dollar bank accounts in the United States and Guyana and Guyanese bank accounts in Guyana.  The Company is subject to gains and losses due to fluctuations in the US and Guyanese dollar against the Canadian dollar.  Sensitivity to a plus or minus 10% change in all foreign currencies (Guyanese and US dollars) against the Canadian dollar with all other variables held constant as at March 31, 2011, would affect net loss and comprehensive loss by approximately $263,568.

Interest Rate Risk

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and assets.  In the normal course of business, the Company is exposed to interest rate fluctuations as a result of cash equivalents being invested in interest-bearing instruments.  Interest rate risk is minimal as the Company’s interest-bearing instruments have fixed interest rates.

Fair Value

As at March 31, 2011, the carrying and fair value amounts of the Company’s financial instruments were approximately equivalent.

Management of Capital

The Company manages its capital with the following objectives:

i.	to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
ii.	to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general.  The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets.  The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital to be total shareholders' equity (managed capital), which at March 31, 2011 totaled $63,032,647 (December 31, 2010 - $68,789,353).

The Company manages capital through its financial and operational forecasting processes.  The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities.  The forecast is regularly updated based on activities related to its mineral properties.  Selected information is frequently provided to the Board of

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

Directors of the Company.  The Company’s capital management objectives, policies and processes have remained unchanged during the three months ended March 31, 2011.

The Company is not subject to any capital requirements imposed by a lending institution.

Disclosure of Internal Controls

Management has established processes to provide sufficient knowledge to support representations that it has exercised reasonable diligence that (i) the unaudited condensed consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited condensed consolidated financial statements, and (ii) the unaudited condensed financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109.  In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

(i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)
a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business.  An investment in securities of the Company involves significant risks, which should be carefully considered by prospective investors before purchasing such securities.  In addition to information set out elsewhere in this MD&A, investors should carefully consider the risk factors set out below. Any one or more of such

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Limited Operating History and History of Losses

Sandspring has not commenced commercial operations and the Company is not currently generating cash flows from operations and there can be no assurances that it will generate positive cash flows from operations in the future.

Exploration and Mining Risks

Resource exploration and development is a speculative business and involves a high degree of risk. There is no known body of commercial ore on the Upper Puruni Property. There is no certainty that the expenditures to be made by the Company in the exploration of the Upper Puruni Property, will result in discoveries of commercial quantities of minerals. Further, the Company’s operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of base minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although precautions to minimize risk will be taken by the Company, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, including: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) metal prices which are highly cyclical; and (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The precise effect of these factors cannot be accurately predicted, however, a combination of these factors may result in the Company not receiving an adequate return on invested capital.

Additional Capital

The development of Toroparu, or any other future reserves found in the Upper Puruni Property, will require substantial additional future financing. Failure to obtain sufficient financing could result in the delay or indefinite postponement of construction, development or production on any or all such property or even loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

favourable to the Company. In addition, any future financing may be dilutive to existing shareholders of the Company.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s business, conditions or operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at this time.

Government approvals, licenses and permits are currently and will in the future be required in connection with the operations of the Company.  To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures, production costs, or reduction in levels of production at producing properties in the future, or require abandonment or delays in development of new mining properties in the future.

Mineral Tenure in Guyana

There are certain risks associated with the Guyanese mineral tenure regime which are either not present, or are considerably reduced, in mineral tenure regimes in Canada and elsewhere. Such risks include the inability to definitively search government registries in Guyana for certain underlying small scale claims which may exist within areas subject to (i) PPMSs granted by the Government of Guyana, acting by and through the GGMC, (ii) MPs granted by the Government of Guyana, acting by and through the GGMC, and (iii) PLs granted by the Government of Guyana, acting by and through the GGMC, and the potential uncertainty regarding the ability of the holder of a PL or MP or medium scale permit to explore for minerals which are not specifically identified in the relevant license or permit.  Also, the Company is not the registered holder of any of the PPMSs, or small scale claims comprising the Company’s Upper Puruni Property as Guyana law prohibits these claims from being held in the name of

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

a foreign controlled entity and limits their activities thereunder.  Pursuant to the Company’s Alphonso Joint Venture Agreement, pursuant to which ETK obtained rights in respect of 145 PPMS, 10 MPs and 7 small scale claims located in the Upper Puruni Property, Alphonso has agreed to convert the 10 MPs and 7 small scale claims subject to the Alphonso Joint Venture into one or more large scale mining licenses registered in ETK’s name, however, the GGMC has not formally approved such conversion as of the date hereof.

Limited Market for Securities

The Common Shares are currently listed on the TSXV, however there can be no assurance that an active and liquid market for the Common Shares will be maintained and an investor may find it difficult to resell securities of Sandspring.

No Assurance of Title and Title Disputes

Although the Company has received a title opinion from Guyana local counsel in connection with the Upper Puruni Property, title insurance generally is not available, and the ability of the Company to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Company has not conducted surveys of the claims in which it holds interests and, therefore, the precise area and location of such claims may be in doubt or challenged.  Accordingly, the Company’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on the Company’s business operations, condition and results of operations.  In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.  Further, ten parcels of land held pursuant to the Daniels Joint Venture Agreement are subject to a title dispute.  The outcome of this dispute cannot be accurately predicted and could potentially have an adverse impact on the business of the Company although the Company does not ascribe any significant value to the lands subject to the Daniels Joint Venture.

Commodity Prices

Factors beyond the control of the Company may affect the marketability and price of minerals discovered, if any.  Resource prices have fluctuated widely in recent years and months and are affected by numerous factors beyond the control of the Company, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors cannot be accurately predicted.

Uninsurable Risks

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes.  Such occurrences could

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s property interests or the properties of others, delays in mining, monetary losses and possible legal liability.  It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or for other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of the Company.  It is anticipated that the Company will not be insured against most environmental risks.  Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry.  It is anticipated that the Company will periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine the appropriateness of obtaining such insurance.  Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds available to the Company to pay such liabilities and could result in bankruptcy.  Should the Company be unable to fund fully the remedial cost of an environmental incident, it could potentially be required to enter into interim compliance measures pending completion of the required remedy.

Litigation

Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit.  Like most companies, the Company is subject to the threat of litigation and may be involved in disputes with other parties in the future which may result in litigation or other proceedings.  The results of litigation or any other proceedings cannot be predicted with certainty.  If the Company is unable to resolve these disputes favourably, it could have a material adverse effect on our financial position, results of operations or the Company’s property development.

No History of Mineral Production

There is no assurance that commercial quantities of minerals will be discovered at Toroparu or any future properties, nor is there any assurance that the exploration programs of the Company thereon will yield any positive results.  Even if commercial quantities of minerals are discovered, there can be no assurance that any property of the Company will ever be brought to a stage where mineral resources can profitably be produced thereon.  Factors which may limit the ability of the Company to produce mineral resources from its properties include, but are not limited to, the price of the mineral resources which are currently being explored for, availability of additional capital and financing, the actual costs of bringing properties into production, and the nature of any mineral deposits.

Operating Hazards and Risks

Operations in which the Company will have a direct or indirect interest, will be subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.  Although the Company intends to maintain when reasonable and possible, liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

event the Company could incur significant costs that could have a materially adverse effect upon its financial condition.

Permits and Licenses

Operations of the Company will require licenses and permits from various governmental authorities.  Although the Company believes it currently has all required licenses and permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such licenses and/ or permits for the existing operations or additional licenses and/ or permits for all future operations.  The Company anticipates that it will be able to obtain in the future, all necessary licenses and permits to carry on the activities which it intends to conduct, and intends to comply in all material respects with the terms of such licenses and permits.  However, there can be no guarantee that the Company will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake its proposed exploration and development or to place properties into commercial production and to operate mining facilities thereon.  In the event of commercial production, the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of Toroparu.

Global Financial Conditions

Global financial conditions in the recent past have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities.  Access to financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market.  These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company.  If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the value and the price of the Company’s common shares and other securities could continue to be adversely affected.

Political Risks

All of the Company’s current operations are presently conducted in Guyana, South America and as such, are exposed to various levels of political, economic and other risks and uncertainties present in emerging nations.  Such risks and uncertainties vary from country to country and include, but are not limited to:  (i) currency exchange rates; (ii) high rates of inflation; (iii) labour unrest; (iv) renegotiation or nullification of existing concessions, licenses, permits and contracts; (v) changes in taxation policies; (vi) restrictions on foreign exchange and changing political conditions; (vii) currency controls; and (viii) governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.  Future political actions in Guyana cannot be predicted and may adversely affect the Company.  Changes, if any, in mining or investment policies or shifts in political attitude in the country of Guyana may adversely affect the Company’s business, results of operations and financial condition.  Future operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The possibility that future governments may adopt substantially

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

different policies, which may extend to the expropriation of assets, cannot be ruled out.  Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.  The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s consolidated business, results of operations and financial condition.

Competition

Competition in the mineral exploration business is intense and could adversely affect the ability of the Company to suitably develop the properties in which it holds its interests. The Company will be competing with many other exploration companies possessing greater financial resources and technical facilities.  Accordingly, there is a high degree of competition for desirable mineral leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds.  There can be no assurance that necessary funds can be raised by the Company or that any projected work will be completed.

Environmental Regulations

Mining operations are subject to federal, regional and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment.  Mining operations are also subject to federal, regional and local laws and regulations which require the Company to maintain health and safety standards by regulating the design and use of mining methods and equipment.  Various permits from government bodies are required for mining operations to be conducted and no assurance can be given that such permits will be received.  No assurance can be given that environmental standards imposed by federal, regional or local authorities will not be changed or that any such changes would not have material adverse effects on the activities of the Company.  Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company.  Additionally, the Company may be subject to liability for pollution or other environmental damages, which it may be unable to or which it may chose to not, insure against.

Infrastructure

Mining, processing, development and exploration activities depend on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important requirements, which affect capital and operating costs. Unusual or infrequent weather, phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s future operations, financial condition and results of operations.

Reliance on Limited Number of Property Interests

The only property interests held by the Company are the Upper Puruni Property and the interests held in connection with the Alphonso Joint Venture, the Daniels Joint Venture and Godette Joint Venture.  As a result, unless the Company acquires additional property interests, any adverse developments affecting any of the properties comprising the Upper Puruni Property, could have a material adverse effect upon

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

the Company and could materially and adversely affect the potential mineral resource production, profitability, financial performance and results of operations of the Company.

Government Regulation

The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters.  Exploration may also be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on future exploration and production, price controls, export controls, currency availability, foreign exchange controls, income taxes, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental and other non-governmental organizations, limitations on foreign ownership, expropriation of property, ownership of assets, environmental legislation, labour relations, limitations on repatriation of income and return of capital, limitations on mineral exports, high rates of inflation, increased financing costs, and site safety.  This may affect both the Company’s ability to undertake exploration and development activities in respect of present and future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date.  Although the Company believes that its exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development or future potential production.  Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof, could have a substantial adverse impact on the Company.

Price and Volatility of Public Stock

The market price of Common Shares has experienced fluctuations which may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of the Company.  It may be anticipated that any market for the Common Shares will be subject to market trends generally and the value of the Common Shares on the TSXV, or such other stock exchange as the Common Shares may be listed from time to time, may be affected by such volatility.

Dependence on Key Personnel

The Company’s future success and growth depends in part upon the experience of a number of key management personnel.  If for any reason, any one or more of such key personnel do not continue to be active in the Company’s management, the operations and business prospects of the Company could be adversely affected.

Dividend Policy

No dividends on the Common Shares have been paid by the Company to date. Payment of any future dividends, if any, will be at the discretion of the Company board of directors after taking into account many factors, including the Company’s consolidated operating results, financial condition, and current and anticipated cash needs.

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

Resource Estimates Are Uncertain

Estimates of resources are subject to considerable uncertainty.  Such estimates are, to a large extent, based on the price of gold and interpretations of geologic data obtained from drill holes and other exploration techniques.  Companies engaged in the production of gold use feasibility studies to derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors.  Actual operating costs and economic returns on projects may differ significantly from original estimates.

Shortages of Critical Parts, Equipment and Skilled Labour May Adversely Affect Operations and Development Projects

The mining industry has been increasingly impacted by increased demand for critical resources such as input commodities, drilling and other equipment and skilled labour.  These shortages may cause unanticipated cost increases and delays, thereby impacting operating costs, capital expenditures and production schedules.

Uncertainty of Cost Estimates and Timing of New Projects

The capital expenditure and time required to develop new mines or other projects is considerable and changes in costs and/ or construction schedules, can affect project economics.  There are a number of factors that can affect costs and construction schedules, including, among others: availability of labour, power, transportation, commodities and infrastructure; changes in input commodity prices and labour costs; fluctuations in currency exchange rates; availability and terms of financing; difficulty of estimating construction costs over a period of years; delays in obtaining environmental or other government permits; weather and severe climate impacts; and potential delays related to social and community issues.

Conflicts of Interest

Certain directors of the Company are also directors, officers or shareholders of other companies.  Such associations may give rise to conflicts of interest from time to time.  The directors of the Company will be required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the Board of Directors of the Company, any director in a conflict situation will be required to disclose his or her interest and abstain from voting in connection with the matter giving rise to the conflict.  In determining whether or not the Company will participate in any project or opportunity, its directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the relevant time.

Sandspring Resources Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2011

Future Sales of Common Shares by Existing Shareholders and Future Issuances of Common Shares or Equity-Related Securities

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of such Common Shares and could impair the ability of the Company to raise capital through future sales of such Common Shares.  The Company has previously issued Common Shares at an effective price per share which is lower than the current market price of its Common Shares.  Accordingly, a significant number of shareholders of the Company have an investment profit in such Common Shares that they may seek to liquidate.

Any issuance of additional equity securities could dilute the interests of existing shareholders and could substantially decrease the trading price of the Common Shares.  The Company may issue equity securities in the future for a number of reasons, including to finance its operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions) and to satisfy the Company’s obligations upon the exercise of outstanding warrants or options or for other reasons.  Sales of a substantial number of Common Shares or other equity-related securities in the public market (or the perception that such sales may occur) could depress the market price of the Common Shares, and impair the Company’s ability to raise capital through the sale of additional equity securities.  The Company cannot predict the effect that future sales of the Common Shares or other equity-related securities would have on the market price of the Common Shares.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.